TRANSAX INTERNATIONAL LIMITED
                       8th Floor, 5201 Blue Lagoon Drive
                             Miami, Florida 33126
                              Tel: (305) 629-3090


November 9th, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Transax International Limited
      Form SB-2/A Registration Statement filed on September 22, 2005 File No. 333-125544

Ladies and Gentlemen:

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Transax International Limited (the "Registrant") to withdraw the Registration Statement on Form SB-2/A, filed by the Registrant on September 22, 2005 (the "Registration Statement"). We take this action in consideration of the SEC's comments that the transaction was not completed at the time of filing of the Form SB-2.

      No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.



                                    Sincerely,


                                    /s/ Stephen Walters
				    -----------------------------------------
                                        Stephen Walters
                                        President and Chief Executive Officer